THE FOCUS GROUP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

Loosid App, LLC

Years Ended December 31, 2021 and 2020

Loosid App, LLC

Financial Statements
December 31, 2021 and 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Managing Members of Loosid App, LLC,

We have reviewed the accompanying financial statements of Loosid App, LLC (a Delaware limited liability company), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Loosid App, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Sincerely,

The Focus Group, P.C.

THE FOCUS GROUP PC
Philadelphia, Pennsylvania

November 26, 2022

1650 Market Street, Suite 3600, Philadelphia, PA 19103
E: info@thefocusgroupcpa.com.com **P:** 215.929.8000 **W:** www.thefocusgroupcpa.com

Table of Contents

Financial Statements **Page(s)**

Balance Sheets....................3

Statements of Income....................4

Statement of Changes in Members' Equity....................5

Statements of Cash Flows....................6

Notes to the Financial Statements.................... 7-8

Loosid App, LLC
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
Assets		
Current assets		
Cash	$ 53	$ 221,298
Total assets	$ 53	$ 221,298
Liabilities and members' equity		
Long term liabilities		
Advance from member	$ 1,721,599	$ 1,038,479
PPP loan	-	28,749
Total long term liabilities	1,721,599	1,067,228
Members' equity		
Members' contributions	-	505,000
Retained earnings (accumulated deficit)	(1,721,546)	(1,350,930)
Total members' equity	(1,721,546)	(845,930)
Total liabilities and members' equity	$ 53	$ 221,298

The accompanying notes are an integral part of these statements.

Loosid App, LLC
Statements of Income
For the Years Ended December 31, 2021 and 2020

	2021	2020
Sales	$ -	$ 145
Cost of goods sold	115,861	506,493
Gross profit	(115,861)	(506,348)
Operating expenses		
Advertising	259,818	146,351
Bank charges	-	95
Computer and internet	34,019	4,562
Compensation and benefits	160,060	265,907
Dues and subscriptions	17,590	4,934
Insurance	-	155
Marketing	25,056	8,000
Office expense	2,301	8,231
Professional fees	10,774	6,372
Rent	-	8,650
Research and development	278,886	497,047
Taxes and licenses	-	285
Total operating expenses	788,504	950,589
Net operating income	(904,365)	(1,456,937)
Other income (expenses)		
Other revenue	-	2,000
PPP loan forgiveness	28,749	-
Net Income	$ (875,616)	(1,454,937)

The accompanying notes are an integral part of these statements.

Loosid App. LLC
Statement of Members' Equity
For the Years Ended December 31, 2021 and 2020

	Members' Equity
Balance at December 31, 2019	$ 104,007
Net Income	(1,454,937)
Members' contributions	505,000
Balance at December 31, 2020	$ (845,930)
Net Income	(875,616)
Members' contributions	-
Balance at December 31, 2021	$ (1,721,546)

The accompanying notes are an integral part of these statements.

Loosid App, LLC
Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows provided (used) by operating activities		
Net income	$ (875,616)	$ (1,454,937)
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities:		
Advance from members	683,120	1,038,479
Net cash provided by operating activities	(192,496)	(416,458)
Cash flows provided (used) by investing activities		
Cash flows provided (used) by financing activities		
Proceeds from PPP loan	(28,749)	28,749
Member contributions	-	505,000
Net cash used by financing activities	(28,749)	533,749
Net increase (decrease) in cash and cash equivalents	(221,245)	117,291
Cash and cash equivalents		
Beginning of the year	221,298	104,007
End of the year	$ 53	$ 221,298

The accompanying notes are an integral part of these statements.

1. Organization and Nature of Business

Loosid App, LLC (the "Company") is a Limited Liability Company organized on March 2018 under the laws of the state of Delaware with headquarters in Sunny Isles, Florida. The Company developed a digital sober community that makes dating, travel, and socializing easier for those who refrain from alcohol.

2. Summary of Significant Accounting Policies

2.1 Basis of Presentation
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2.2 Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ significantly from estimates.

2.3 Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash and demand deposits in banks, merchant banking clearing accounts, and short-term investments. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents. Accounts are guaranteed by the FDIC up to $250,000 per depositor.

2.4 Fair Value of Financial Instruments
Fair value is determined based on estimated future net cash flows discounted for the inherent risks associated with the assets, or other valuation techniques. Certain instruments of the Company's financial instruments, including cash, accounts payable, debt and other accrued liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Due to uncertainties in the estimation process and other factors beyond our control, it is possible that actual results could differ from those estimates and could materially affect the financial statements.

2.5 Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Expenditures for improvements are capitalized. Upon sale or retirement, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is reflected in the statement of operations. Expenditures for maintenance and repairs are charged to the statement of operations as incurred. Depreciation of property and equipment is computed using the straight-line method over the projected life of the item.

Property and equipment are reviewed on an ongoing basis for impairment based on comparison of carrying value against undiscounted future cash flows. If an impairment is identified, the assets carrying amounts are adjusted to fair value. There no adjustments for the years ended December 31, 2021 and 2020.

2.6 Accounts Receivable
Receivables include amounts due from customers arising in the normal course of business. Uncollectible amounts, if any, are written off after adequate collection efforts are made. There are no uncollectible amounts at year ending December 31, 2021 and 2020.

2.7 Income Taxes

The Company has analyzed tax filing positions utilized with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax filing positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions at December 31, 2021 and 2020.

3. Advance From Member

Advance from member represents a demand note. The note is classified as long term because the balance has no repayment schedule.

4. Concentration of Credit Risk and Significant Customers and Vendors

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash deposits in excess of federally insured limits and accounts receivable. On December 31, 2021 and 2022, the Company had no FDIC uninsured cash balances. The Company has not experienced any losses in such accounts. Management believes the risk of exposure from receivable is limited due to the nature and collection history of the Company's receivables.

5. Subsequent Events

As of November 26, 2022 there are no subsequent events which either warrant a modification of the value of the assets and liabilities or any additional disclosures for the reporting fiscal year.